SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

MERGE HEALTHCARE INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

589499102

(CUSIP Number)

Merrick RIS, LLC 233 North Michigan Avenue Suite 2330 Chicago, IL 60601 (312) 994-9410	with a copy to: Mark A. Harris McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 984-2121

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589499102

(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).

Merrick RIS, LLC (26-2506936)

(2)	Check the Appropriate Box if a Member	(a)	/ /

of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 26,018,537

(8) Shared Voting Power 0

(9) Sole Dispositive Power 26,018,537

(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

26,018,537

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

47.2%

(14)	Type of Reporting Person (See Instructions)

OO

CUSIP No. 589499102

(1)	Names of Reporting Persons.

Michael W. Ferro, Jr.

(2)	Check the Appropriate Box if a Member	(a)	/ /

of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 26,018,537

(8) Shared Voting Power 0

(9) Sole Dispositive Power 26,018,537

(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

26,018,537

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

47.2%

(14)	Type of Reporting Person (See Instructions)

IN

Item 1.            Security and Issuer.

This statement relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Merge Healthcare Incorporated, a Wisconsin corporation (the “Company”). The principal executive offices of the Company are located at 6737 W. Washington Street, Suite 2250, Milwaukee, Wisconsin 53214.

Item 2.	Identity and Background.

(a)-(c), (f) This statement is being filed by Merrick RIS, LLC (“RIS”), a Delaware limited liability company, and Michael W. Ferro (“Ferro”), an individual. Ferro has sole voting and investment power with respect to securities held by RIS. Accordingly, Ferro may be deemed for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), the beneficial owner of shares held by RIS. RIS and Ferro are referred to herein as the “Reporting Persons.”

RIS has to date engaged in no activities other than those incident to its formation, funding and Items 3 and 4 below. Ferro is a United States citizen, whose principal occupation is Chairman and Chief Executive Officer of Merrick Ventures, LLC, a private investment fund. Ferro is also the sole officer of RIS, holds the positions of Chairman and Chief Executive Officer of RIS and is Chairman of the Board of Directors of the Company. The principal business address of RIS and Ferro is 233 North Michigan Avenue, Suite 2330, Chicago, Illinois 60601.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date of this Schedule 13D, the Reporting Persons, individually and in the aggregate, beneficially own 26,018,537 shares of Common Stock. This Schedule 13D is being filed as a result of (i) RIS’s direct acquisition of 21,085,715 shares of Common Stock pursuant to the Securities Purchase Agreement (the “Purchase Agreement”), dated May 21, 2008, among the Company, certain of its subsidiaries listed on the Schedule of Subsidiaries attached thereto and RIS and (2) RIS’s acquisition of 4,932,822 shares of Common Stock from Prescott Group Capital Management, L.L.C. and certain of its affiliates (“Prescott”). In connection with the closing of the transaction contemplated by the Purchase Agreement, the Company issued (i) a $15 million senior secured Term Note (the “Term Note”), (ii) 6,800,000 shares of Common Stock as partial consideration for the Term Note and (iii) an additional 14,285,715 shares of Common Stock at a price per share of $0.35 to RIS. RIS acquired the 4,932,822 shares of Common Stock from Prescott at a price per share of $1.00. RIS obtained the funds to purchase the Term Note and shares of Common Stock through equity contributions made by its members.

Item 4.	Purpose of Transaction.

On May 21, 2008, the Company announced that it had entered into the Purchase Agreement pursuant to which the Term Note and 21,085,715 shares of Common Stock were issued and sold to RIS. Pursuant to the Purchase Agreement, RIS designated five (5) members to the Board of Directors of the

Company on June 4, 2008. Such designees, including Ferro, filled vacancies created by resigning directors effective as of the closing of the transactions contemplated by the Purchase Agreement as disclosed in the Company’s Form 8-K filed on June 6, 2008, which is incorporated herein by reference. In addition, Justin C. Dearborn, the former Managing Director and General Counsel of Merrick Ventures, LLC, an affiliate of RIS, was named Chief Executive Officer of the Company. On June 16th, RIS acquired 4,932,822 shares of Common Stock from Prescott pursuant to a certain Stock Purchase Agreement between RIS and Prescott. The Common Stock is being held by the Reporting Persons for investment purposes only. In addition, the Reporting Persons have entered into a plan, in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, to acquire up to an additional 1,000,000 shares of Common Stock, depending on certain market conditions.

The Reporting Persons intend to evaluate the Company, its operations and structure over the coming months, as well as whether any steps are required to maintain the Company's listing on The NASDAQ Global Market. At present, the Reporting Persons have no plans or proposals with respect to any extraordinary corporate transactions involving the Company, any sales or transfers of a material amount of the Company's assets, any changes in the Company's Board of Directors or any changes to the Company’s charter and by-laws, its corporate or capital structures or its business operations.

The foregoing summaries of the Purchase Agreement and Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by references to the text of such agreements included as Exhibits 1 and 2.

Item 5.	Interest in Securities of the Issuer.

(a), (b) RIS directly owns 26,018,537 shares of Common Stock, which upon issuance represents 47.2% of the Company’s total Common Stock outstanding. RIS has sole voting and dispositive power over the shares of Common Stock it owns. Ferro is deemed to have sole voting and dispositive power over the shares of Common Stock owned by RIS, which represents 47.2%of the Company’s total Common Stock outstanding. Ferro does not directly own any shares of Common Stock. This Schedule 13D is being filed to report the beneficial ownership of shares of Common Stock which Ferro is deemed to own through his control of RIS. Ferro disclaims beneficial ownership of the shares of Common Stock beneficially owned by him, except to the extent of his pecuniary interest in such shares. The ownership percentages are calculated on the basis of 55,115,910 shares of Common Stock outstanding as of June 4, 2008, based on 34,030,195 shares reported by the Company to be outstanding as of April 21, 2008 in its Prospectus pursuant to Rule 424(b)(3) filed on May 12, 2008, which is incorporated herein by reference, and taking into account the issuance of 21,085,715 new shares of Common Stock in connection with the Purchase Agreement.

(c) Except for the transactions described in Item 4, during the last sixty days there were no transactions in shares of the Common Stock of the Company effected by the Reporting Persons.

(d) and (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

Except for the Purchase Agreement and the agreements, documents and instruments pursuant thereto, including, without limitation, the Term Note (all as more fully described in Items 3 and 4 above), and certain agreements entered into with Prescott in connection with the purchase of the 4,932,822 shares of Common Stock from Prescott, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

1.

Securities Purchase Agreement, dated May 21, 2008, by and between Merge Healthcare Incorporated, the subsidiaries listed on the Schedule of Subsidiaries attached thereto, and Merrick RIS, LLC. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2008).

2.

Stock Purchase Agreement, dated June 12, 2008, among Merrick RIS, LLC, and Prescott Group Capital Management, L.L.C., Prescott Group Aggressive Small Cap, L.P., and Prescott Group Aggressive Small Cap II, L.P.

3.	Joint Filing Agreement, dated June 15, 2008, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2008
Merrick RIS, LLC By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Its: Chief Executive Officer
/s/ Michael W. Ferro Michael W. Ferro, Jr.

Exhibit 2

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated June 12, 2008, is entered into among Merrick RIS, LLC, a Delaware limited liability company (the “Purchaser”), and Prescott Group Capital Management, L.L.C., Prescott Group Aggressive Small Cap, L.P., and Prescott Group Aggressive Small Cap II, L.P. (together referred to herein as “Prescott” and the “Prescott Entities” and individually as a “Prescott Entity”). The Purchaser and Prescott are sometimes referred to herein each as a “Party” and collectively, the “Parties”.

WHEREAS, Prescott owns 4,932,822 common shares (the “Purchased Shares”) of Merge Healthcare Incorporated, a Wisconsin corporation (the “Company”);

WHEREAS, Prescott desires to sell and the Purchase desires to purchase the Shares on the terms and conditions set forth herein; and

WHEREAS, as a condition to the Purchaser consummating the transactions contemplated hereby, Prescott has executed and delivered to the Company the Release attached hereto as Exhibit A (the “Release”).

In consideration of the foregoing recitals, which are hereby incorporated by reference, the representations, warranties and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.

Purchase. Subject to the terms and conditions of this Agreement, Prescott hereby sells to the Purchaser and the Purchaser hereby purchases from Prescott the Shares. On the date hereof, Prescott shall cause the Purchased Shares to be delivered to the Purchaser by transfer to DTC Account Number 5198 (Merrill Lynch), reference Merrick RIS, LLC Account Number 6CW07634.

2.

Payments. The consideration for the Shares shall be $1.00 per share or $4,932,822 in the aggregate (the “Purchase Price”) by wire transfer of immediately available funds to Prescott Capital Management, L.L.C. upon confirmation by Merrill Lynch of receipt of the Purchased Shares.

3.	Purchasers Representations and Warranties. As a material inducement to the Prescott to enter into this Agreement, Purchaser hereby represents and warrants to Prescott, as set forth below.
a.

Authority. The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware. The Purchaser has full right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. All acts or proceedings required to be taken by the Purchaser to authorize the execution, delivery and performance of this Agreement and all transactions contemplated hereby have been duly and properly taken.

b.	Enforceability. This Agreement has been duly executed and delivered by the Purchaser and will constitute lawful, valid and legally binding obligations of the

Purchaser, enforceable in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

c.

No Violation; Consents and Approvals. The execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated by this Agreement do not and will not (i) violate or conflict with any law, statute, ordinance, rule, regulation, decree, writ, injunction, judgment or order of any governmental authority or of any arbitration award which is either applicable to, binding upon or enforceable against the Purchaser, (ii) conflict with, result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right of payment under or the right to terminate, amend, modify, abandon or accelerate, any contract, agreement, permit, license or other instrument which is applicable to, binding upon or enforceable against the Purchaser, (iii) result in or require the creation or imposition of any lien upon or with respect to any of the property or assets of the Purchaser, or (iv) require the consent, approval, authorization or permit of, or filing with or notification to, any governmental authority, any court or tribunal or any other person or entity, except for such creations, terminations, violations, conflicts, breaches, defaults, charges or encumbrances the existence of which in the aggregate are not material and which do not result in any material liability to the Purchaser.

d.

Brokers’ Fees. The Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Prescott could become liable or obligated.

4.	Representations and Warranties of Prescott. As a material inducement to the Purchaser to enter into this Agreement, Prescott hereby represent and warrant to the Purchaser as set forth below.
a.

Authority. Each Prescott Entity is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization with full power and authority without the consent of any other person to execute and deliver this Agreement and to consummate the transactions contemplated hereby and all acts or proceedings required to be taken by such Prescott Entity to authorize the execution, delivery and performance of this Agreement and all transactions contemplated hereby have been duly and properly taken.

b.

Enforceability. This Agreement and the Release have been duly executed and delivered by each Prescott Entity and constitute the legal, valid and binding obligations of each Prescott Entity, enforceable against each Prescott Entity in accordance with their terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity.

c.

Ownership. Each Prescott Entity is the sole record and beneficial owner of all of the Shares set forth opposite such Prescott Entity’s name on Exhibit B. Each Prescott Entity has good and valid title to such Shares, free and clear of all liens, restrictions and other encumbrances.

d.

No Violation; Consents and Approvals. The execution and delivery of this Agreement and the Release by each Prescott Entity, the performance by each Prescott Entity of such Prescott Entity’s obligations hereunder and thereunder and the consummation by each Prescott Entity of the transactions contemplated by this Agreement do not and will not (i) violate or conflict with any law, statute, ordinance, rule, regulation, decree, writ, injunction, judgment or order of any governmental authority or of any arbitration award which is either applicable to, binding upon or enforceable against such Prescott Entity, (ii) conflict with, result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right of payment under or the right to terminate, amend, modify, abandon or accelerate, any contract, agreement, permit, license or other instrument which is applicable to, binding upon or enforceable against such Prescott Entity, (iii) result in or require the creation or imposition of any lien upon or with respect to any of the property or assets of such Prescott Entity, or (iv) require the consent, approval, authorization or permit of, or filing with or notification to, any governmental authority, any court or tribunal or any other person or entity, except for such creations, terminations, violations, conflicts, breaches, defaults, charges or encumbrances the existence of which in the aggregate are not material and which do not result in any material liability to such Prescott Entity.

e.

Brokers’ Fees. No Prescott Entity has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Purchaser could become liable or obligated.

5.

Execution of Further Documents. From and after the date hereof, upon the reasonable request of the other Party, each Party shall execute, acknowledge and deliver all such further documents as may be required to carry out the transactions contemplated by this Agreement.

6.

Entire Agreement. This Agreement contains the entire understanding of the Parties in respect of its subject matter and supersedes all prior agreements and understandings (oral or written) between or among the Parties with respect to such subject matter.

7.

Amendment; Waiver. This Agreement may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by each of the Parties. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the Parties.

8.

Binding Effect; Assignment. The rights and obligations of this Agreement may not be assigned by any Party without the prior written consent of each of the other Parties. The rights and obligations of this Agreement shall bind and inure to the benefit of the Parties and their respective successors and, as the case may be, permissible assignees or assigns.

9.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.
10.

Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If any provision of this Agreement shall, in whole or in part, become or be held invalid or unenforceable, all other provisions of this Agreement shall remain in full force and effect. The parties undertake to replace such invalid or unenforceable provisions with such valid and enforceable provisions, which accomplishes as far as possible the purpose and intent of the parties with respect to the invalid or unenforceable provision. The same shall apply accordingly to any situation not contemplated under or covered by this Agreement.

11.	Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
12.

Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Illinois without giving effect to any choice or conflict of law provision or rule (either of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois. The parties hereto agree that the exclusive venue for any action hereunder shall be the state and federal courts located in Chicago, Illinois.

13.

Gender. Unless the context otherwise requires, any pronouns, wherever used herein, shall include the corresponding masculine, feminine or neuter pronouns and the plural shall include the singular, and vice versa.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

Merrick RIS, LLC By: /s/ Michael W. Ferro, Jr. Michael W. Ferro, Jr. Its: Chairman and Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich

Phil Frohlich

Its: Manager

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its General Partner

By:	/s/ Phil Frohlich

Phil Frohlich

Its: Manager

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its General Partner

By:	/s/ Phil Frohlich

Phil Frohlich

Its: Manager

[Signature Page to Stock Purchase Agreement]

Exhibit A

Form of Release

(see attached)

GENERAL RELEASE

THIS GENERAL RELEASE (this “Release”), dated June12, 2008, is executed and delivered by and among Prescott Group Capital Management, L.L.C., Prescott Group Aggressive Small Cap, L.P., and Prescott Group Aggressive Small Cap II, L.P. (the “Releasing Parties”) and Merge Healthcare Incorporated, a Wisconsin corporation (the “Company”), and Merrick RIS, LLC, a Delaware limited liability company (“Merrick” and together with the Company, the “Released Parties”.

WHEREAS, Merrick has entered into a certain Stock Purchase Agreement dated as of the date hereof (the “Agreement”) regarding the acquisition of common stock of the Company from the Releasing Party; and

WHEREAS, as a condition precedent to consummating the transactions contemplated by the Agreement, each Releasing Party has agreed to execute and deliver this Release.

NOW, THEREFORE, in consideration of the mutual agreements contained in the Agreement, and with the intent to be legally bound hereby, the Releasing Party agrees as follows:

Section 1.       Release. Each Releasing Party on its own behalf and on behalf of its past, present or future affiliates, agents, attorneys, heirs, beneficiaries, representatives, successors and assigns, hereby absolutely, unconditionally and irrevocably RELEASES and FOREVER DISCHARGES the Released Parties and each of their respective past, present or future parent entities, divisions, affiliates, subsidiaries, related business entities, shareholders, officers, directors, employees, agents, attorneys, administrators, representatives, successors and assigns (collectively, the “Released Parties”) from any and all claims, actions, causes of action, suits, debts, liabilities, obligations, sums of money, accounts, covenants, contracts, controversies, agreements, promises, damages, judgments, executions, claims and demands, whether known or unknown, suspected or unsuspected, absolute or contingent, direct or indirect or nominally or beneficially possessed or claimed by such Releasing Party, whether the same be at law, in equity or mixed, pursuant to any Federal or state securities law or otherwise, which such Releasing Party ever had, now has, or hereafter can, shall or may have against such Released Party, in respect of or arising from the ownership of equity interests in the Company (collectively the “Released Claims”).

Section 2.           No Additional Facts. The Releasing Parties hereby expressly waive any rights the Releasing Parties may have under the statutes of any jurisdiction or common law principles of similar effect, to preserve Released Claims which a Releasing Party does not know or suspect to exist in such Releasing Party’s favor at the time of executing this Release. Each Releasing Party understands and acknowledges that it may discover facts different from, or in addition to, those which it knows or believes to be true with respect to the claims released herein, and agrees that this release shall be and remain effective in all respects notwithstanding any subsequent discovery of different and/or additional facts. Should a Releasing Party discover that any fact relied upon in entering into this Release was untrue, or that any fact was concealed, or that an understanding of the facts of law was incorrect, such

Releasing Party shall not be entitled to any relief as a result thereof, and the undersigned surrenders any rights it might have to rescind this Release on any ground. This Release is intended to be and is final and binding regardless of any claim of misrepresentation, promise made with the intention of performing, concealment of fact, mistake of law, or any other circumstances whatsoever.

Section 3.           No Suits or Actions. Each Releasing Party hereby irrevocably covenants to refrain from asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Released Party based upon any Released Claim. If a Releasing Party (or an affiliate thereof) brings any claim, suit, action or manner of action against the Released Parties (or any of them) in administrative proceedings, in arbitration or admiralty, at law, in equity, or mixed, with respect to any Released Claim, then the Releasing Parties shall indemnify the Released Parties (or any of them) in the amount or value of any final judgment or settlement (monetary or other) and any related cost (including without limitation reasonable legal fees) entered against, paid or incurred by the Released Parties (or any of them).

Section 4.           No Prior Assignment of Released Claims. Each Releasing Party represents and warrants to the Released Parties that there has been no assignment or other transfer of any interest in any Released Claim. If this Release is determined to be invalid for any reason by law or otherwise, each Releasing Party hereby assigns all Released Claims to the Purchaser and agrees not to assign or assert any such claims other than to or on behalf of the Purchaser.

Section 5.             Severability. If any provision of this Release is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Release will remain in full force and effect. Any provision of this Release held invalid or unenforceable only in part of degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 6.           Amendment; Governing Law. This Release may not be amended, modified or supplemented except in a writing signed by the Released Party and the Releasing Party. This Release shall be governed by and construed under the laws of the State of Illinois without regard to principles of conflicts of law. This Release may not be assigned by the Releasing Parties.

Section 7.           Counterparts. This Release may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Release effective as of the date first above written.

RELEASING PARTIES:

Prescott Group Capital Management, L.L.C.

By:

Phil Frohlich

Its: Manager

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its General Partner

By:

Phil Frohlich

Its: Manager

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its General Partner

By:

Phil Frohlich

Its: Manager

MERRICK RIS, LLC

By:
Michael W. Ferro, Jr.

Its: Chairman and Chief Executive Officer

MERGE HEALTHCARE INCORPORATED

By:

Its:

Exhibit B

Share Ownership

No. of Shares
Prescott Group Capital Management, L.L.C.	4,932,822

Exhibit 3

Joint Filing Agreement

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the common stock, par value $0.01 per share, of Merge Healthcare Incorporated, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement on this 16th day of June, 2008.

Merrick RIS, LLC By: /s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Its: Chief Executive Officer
/s/ Michael W. Ferro, Jr. Michael W. Ferro, Jr.